UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

CROSSROADS SYSTEMS, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

22765D209
(CUSIP Number)

August 30, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)

☑         Rule 13d-1(c)

☐         Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22765D209	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Strome Investment Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	California

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		781,250

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		781,250

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	781,250

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No. 22765D209	13G	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Craig Bere

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		781,250

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		781,250

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	781,250

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 22765D209	13G	Page 4 of 5 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Mark Strome

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		781,250

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		781,250

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	781,250

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 22765D209	13G	Page 5 of 5 Pages

Item 1(a).  Name of Issuer.

Crossroads Systems, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices.

11000 North Mo-Pac Expressway, Austin, Texas 78579

Item 2(a).  Name of Persons Filing.

Strome Investment Management LP (“Management”)
Craig Bere
Mark Strome

Item 2(b).  Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each of the reporting persons is as follows:

100 Wilshire Blvd., #1750
Santa Monica, CA 90401

Item 2(c).  Citizenship.

Management is a California limited partnership.  Craig Bere and Mark Strome are United States citizens.

Item 2(d).  Title of Class of Securities.

Common stock, $0.001 par value per share

Item 2(e).  CUSIP Number.

22765D209

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Management:

(a)	Amount beneficially owned: 781,250.
(b)	Percent of class: 7.1%.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0.
(ii)	Shared power to vote or to direct the vote: 781,250.
(iii)	Sole power to dispose or to direct the disposition of: 0.
(iv)	Shared power to dispose or to direct the disposition of: 781,250.

Craig Bere:

(a)	Amount beneficially owned: 781,250.
(b)	Percent of class: 7.1%.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0.
(ii)	Shared power to vote or to direct the vote: 781,250.
(iii)	Sole power to dispose or to direct the disposition of: 0.
(iv)	Shared power to dispose or to direct the disposition of: 781,250.

Mark Strome:

(a)	Amount beneficially owned: 781,250.
(b)	Percent of class: 7.1%.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0.
(ii)	Shared power to vote or to direct the vote: 781,250.
(iii)	Sole power to dispose or to direct the disposition of: 0.
(iv)	Shared power to dispose or to direct the disposition of: 781,250.

The reporting persons beneficially own (collectively, the “Shares”):

•	312,500 shares of common stock of the issuer held by Strome Alpha Fund, LP, a Delaware limited partnership (“Fund”);
•	warrants to purchase 78,125 shares of common stock of the issuer held by Fund;
•	312,500 shares of common stock of the issuer held by Strome Alpha Offshore LTD, a Cayman Islands limited partnership (“Offshore”); and
•	warrants to purchase 78,125 shares of common stock of the issuer held by Offshore.

Management has the power to vote and dispose of the Shares held by Fund and Offshore.  Mr. Bere, as a Chief Operating Officer of Management, shares voting and dispositive power over the shares reported by him.  Mr. Strome, as Chairman and Chief Investment Officer of Management, shares voting and dispositive power over the shares reported by him.  Each of Management, Mr. Bere and Mr. Strome disclaim beneficial ownership of these securities (except to the extent of any pecuniary interest therein), and this report shall not be deemed an admission that any one of them is the beneficial owner of such securities for any purpose.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

MATERIAL TO BE FILED AS EXHIBITS

The following item is filed as an exhibit hereto:

Exhibit 99.1:  Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated this 22 day of November, 2011

Strome Investment Management LP /s/ Craig Bere Craig Bere Chief Operating Officer /s/ Craig Bere Craig Bere /s/ Mark Strome Mark Strome

Joint Filing Agreement

November 22, 2011

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each party hereby agrees to the joint filing on behalf of each of them of a Statement on Schedule 13G dated November 22, 2011 (including any and all amendments thereto) relating to the common stock of Crossroads Systems, Inc., Delaware corporation.  A copy of this Agreement shall be attached as an exhibit to the Statement on Schedule 13G to which this Agreement relates.

This Agreement may be executed in multiple counterparts, each of which shall constitute an original, one and the same instrument.

Strome Investment Management LP /s/ Craig Bere Craig Bere Chief Operating Officer /s/ Craig Bere Craig Bere /s/ Mark Strome Mark Strome